Value Line Mutual Funds
220 East 42nd Street
New York, NY 10017
212-907-1850

April 20, 2010

Ms. Alison White
U.S. Securities and Exchange Commission
Washington, DC  20549

Re:	Value Line Centurion Fund, Inc.
File Nos. 2-86337 811-03835

Dear Ms. White:

In response to your comments on the recent filing by the registrant noted above, the following changes will be made to the Prospectus and Statement of Additional Information and filed pursuant to Rule 497(c) of the Securities Act of 1933.

1.	The following will be added to the Fund Summary under “What are the Fund’s principal risks?”

“Certain securities may be difficult or impossible to sell at the time and price that the Fund would like. The Fund may have to lower the price, sell other securities instead or forego an investment opportunity.  This could have a negative effect on the Fund’s performance.”

2.
The following sentence under “How has the Fund performed?” will be deleted:  “You should remember that unlike the Fund, this index is unmanaged and does not include expenses, which are deducted from Fund returns, or taxes.”

3.	The last sentence of the first paragraph on the back cover page will be deleted and the following will be added:

“The Fund’s Statement of Additional Information, annual and semi-annual shareholder reports are not available on the Fund’s website because the Fund’s shares are not available for sale directly to investors.  Investors may invest in the Fund only by purchasing certain variable annuity and variable insurance contracts issued by The Guardian Insurance & Annuity Company, Inc. (“GIAC”).

“The Fund’s annual and semi-annual shareholder reports are available from GIAC’s website at: http://www.guardianinvestor.com/public/products/prospectus.aspx.  Additionally, free copies of the Fund’s Statement of Additional Information or its annual or semi-annual shareholder reports are available by contacting GIAC at 7 Hanover Square, New York, NY 10004 or calling toll-free 800-221-3253.”

4.	Additional disclosure regarding the Board, including qualifications and experience of each member and the Board’s role in risk oversight will be added to the Statement of Additional Information.

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The registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the filing that is the subject of this letter and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that these responses adequately address your comments.  Sould you have any further questions or comments, please do not hesitate to contact me at 212-907-1850.

Very truly yours,

/s/ Peter D. Lowenstein
Peter D. Lowenstein
Legal Counsel